July 6, 2009
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Trust Form 10-K for the year ended December 31, 2008 File No. 001-13130
Dear Mr. Woody,
We received your June 25, 2009 letter and appreciate the additional comments the Staff has provided with respect to Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2009 (“Amendment No. 1”). We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.
Listed below are your comments from the June 25, 2009 letter and our responses thereto. It is our intention to promptly file an Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2008 (“Amendment No. 2”) once we have ascertained the viewpoint of the Staff on our proposed responses to the June 25, 2009 comments.
Form 10-K/A for the Year Ended December 31, 2008
General
1.	Please explain to us why your amended Form 10-K does not include Item 9A. Controls and Procedures.
          Company Response: Amendment No. 1 did not include Item 9A. Controls and Procedures because, as referenced in Staff comment #2, below, the Company concluded at the time of filing Amendment No. 1 that there were no changes in the Company’s conclusions with respect to its controls and procedures, as disclosed in the initial Form 10-K filed on February 27, 2009 (the “Initial 10-K”). The Company thus believed that disclosure in Amendment No. 1 regarding Item 9A was unnecessary.
          However, in light of the Staff’s comment, the Company intends to include in Amendment No. 2 Item 9A. Controls and Procedures. Item 9A will discuss how the Company’s operating partnership arrived at the conclusion that its internal controls remained effective despite the error in its previously issued financial statements.

Mr. Kevin Woody, Accounting Branch Chief
Division of Corporate Finance, Securities and Exchange Commission
July 6, 2009

2.	Please expand your discussion of disclosure controls and procedures and internal controls over financial reporting to explain how the Company arrived at the conclusion that controls remained effective despite the error in previously issued financial statements. Additionally, explain to us how the adoption of SFAS 160 and the reclassification of certain items to discontinued operations in accordance with SFAS 144 caused the Company to reevaluate its disclosure controls and procedures and internal control over financial reporting.
          Company Response: Responding first to the second part of the Staff’s comment, the Company acknowledges that the adoption of SFAS 160 and the reclassification of certain items to discontinued operations in accordance with SFAS 144 did not cause the Company to reevaluate its disclosure controls and procedures and internal control over financial reporting. Rather, the reevaluation of disclosure controls and procedures and internal control over financial reporting undertaken solely by the Company’s operating partnership (and not, as discussed below, by the Company) was undertaken solely with respect to the proper application of EITF D-98, which application was revised by the operating partnership following the filing of the Initial 10-K and reflected in the operating partnership’s financial statements included in Amendment No. 1. The Company concluded its application of EITF D-98 was historically correct and therefore did not reevaluate its disclosure controls and procedures or its internal control over financial reporting.
          The Company intends to make clear in Amendment No. 2 that the Company did not reevaluate its disclosure controls and procedures and internal control over financial reporting in connection with preparing Amendment No. 1 or Amendment No. 2. The operating partnership, on the other hand, has undertaken such a reevaluation, and intends to provide disclosure regarding that process in an amendment to its own Annual Report on Form 10-K for the year ended December 31, 2008.
Exhibits
3.	Please revise your filings to include updated certifications in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934.
          Company Response: The Company intends to include in Amendment No. 2 the updated certifications referred to in the Staff’s comment.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody, Accounting Branch Chief
Division of Corporate Finance, Securities and Exchange Commission
July 6, 2009

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
/s/ George J. Alburger, Jr.
George J. Alburger, Jr.
Executive Vice President
and Chief Financial Officer

cc:	Kevin Purfield, Ernst & Young Justin W. Chairman, Morgan, Lewis & Bockius LLP